

Mail Stop 4720

December 1, 2016

Via Email
Jennifer Idell
Chief Financial Officer
CenterState Banks, Inc.
1101 First Street South, Suite 202
Winter Haven, FL 33880

> **Re: CenterState Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **File No. 000-32017**

Dear Ms. Idell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2015 and December 31, 2014, page 36

1. You disclose Non-GAAP adjustments to remove merger and acquisition-related expenses from net income and non-interest expense. In this regard, we note that you have completed four bank acquisitions since 2014 (including two acquisitions during 2016) and have a pending acquisition with Platinum Bank Holding Company expected to close during the second quarter of 2017. It appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you have questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services